MAINSTAY FUNDS TRUST
51 Madison Avenue
New York, NY  10010

February 9, 2010

VIA EDGAR
Ms. Patsy Mengiste
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:           MainStay Funds Trust Form N-1A - File No. 333-160918
MainStay Epoch U.S. Equity Fund
MainStay Epoch Global Choice Fund
MainStay Epoch Global Equity Yield Fund
MainStay Epoch International Small Cap Fund

Dear Ms. Mengiste:

This letter responds to comments you provided telephonically on January 20, 2010 and on February 3, 2010 to the Form N-1A relating to the above listed series of MainStay Funds Trust (the “Funds”) which was filed with the Commission on December 21, 2009.  Your comments and the Registrant’s responses thereto are provided below.  As requested, clean and marked copies of the Funds’ prospectus are attached to this letter for your review.  Also as requested, we have included a sample summary prospectus for MainStay Epoch U.S. Equity Fund for your review and comment.

Comment 1:   You asked that we remove all footnotes pertaining to the recent reorganizations involving these Funds from the Table of Contents page.

Response:   We have removed the requested footnote.  Please see the Table of Contents page.

Comment 2:   You asked that we remove “[t]he numbers below are based on the Fund’s expenses during its most recently completed fiscal year ended October 31, 2009” from the introductory paragraph to the Shareholder Fees tables.

Response:   We have removed this disclosure as requested.    Please see pages 4, 9, 15 and 20.

Comment 3:   You asked that we make certain formatting adjustments to the Shareholder Fees tables to ensure that each line item is properly delineated.

Response:   We feel that the EDGAR process may be distorting the format of the tables and will make sure that your comments are reflected in the printed and web-ready versions.  Please see pages 4, 9, 15 and 20.

Comment 4:   In the Shareholder Fees tables, you asked that we change “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Recoupments/Waivers/Reimbursements”

Response:   We have made this edit as requested.  Please see pages 4 and 9.

Comment 5:   You asked that we delete footnotes relating to Contingent Deferred Sales Charges and Other Expenses from the Shareholder Fees tables.

Response:   We have removed these footnotes as requested.  Please see pages 4, 9, 15 and 20.

Comment 6:   You asked that we remove the definition of “total ordinary operating expenses” from the footnotes to the Shareholder Fees tables.

Response:   We have removed these footnotes as requested.  Please see pages 4, 9, 15 and 20.

Comment 7:   You asked that we add “If these sales charges (loads) were included, your costs would be higher” to the introductory paragraph to each Example table.

Response:   Based upon further discussions with you, we did not make this edit.  Instead, we deleted “There is no sales charge (load) on reinvested dividends” from each of these paragraphs.    Please see pages 4, 9, 15 and 20.

Comment 8:   For MainStay Epoch U.S. Equity Fund and MainStay Epoch Global Choice Fund, you asked that we clarify that the debentures which the Fund may purchase are convertible debentures.  You also asked that we clarify the quality rating, if any, of the investments which the Funds may purchase.  Finally, for MainStay Epoch Global Equity Yield Fund, you asked that we clarify the capitalization size of the companies in which the Fund may invest.

Response:  We have made the requested edits to the Principal Investment Strategies for MainStay Epoch U.S. Equity Fund and MainStay Epoch Global Choice Fund.   Please see pages 5 and 10.

Comment 9:   For MainStay Epoch International Small Cap Fund, you asked us to explain why we felt it appropriate to define small capitalization companies as those with market capitalizations below $5 billion or in the range of the companies included in the MSCI World ex USA Small Cap Index.

Response:  As discussed, we revised our disclosure to state that a company is considered to be a "small capitalization" company if it has, at the time of purchase by the Fund, a market capitalization that is below $5 billion or in the range of the companies included in the MSCI World ex USA Small Cap Index following our telephone conversation on September 14, 2009.  This change was adressed in our response letter to you dated October 30, 2009.

Comment 10:  You asked that we clearly label each risk factor under the sections entitled Principal Risks.

Response:  We have made this edit as requested.  Please see disclosure starting on pages 6, 11, 17 and 21.

Comment 11:  You asked that we remove reference to service and/or distribution fees from the introductory narrative in the sections entitled Past Performance.   You also asked that we remove “You cannot invest directly in an index” and “Absent expense limitations and/or fee waivers/reimbursements  . . . performance would have been lower” from the same narrative.

Response:  We have made these edits as requested.   Please see pages 7, 12, 18 and 22-23.

Comment 12:  You asked that we remove the description of our primary benchmark from the introductory narrative in the sections entitled Past Performance.

Response:  Based upon subsequent conversations with you, we have not made this edit.   However, we have limited our description of the primary benchmark only to information necessary to understand the benchmark’s relevance to the Fund in question.  Please see pages 7, 12, 18 and 22-23.

Comment 13:  You asked that we remove the footnote regarding the calculation of after tax returns from the Average Annual Total Returns tables.  You stated that we may keep this information in narrative text below the table.

Response:  We made the edit as requested and have retained the information as narrative text below the tables.  Please see pages 8, 13, 18-19 and 23.

Comment 14:   In the Average Annual Total Returns tables, you asked that we include “reflects no deductions for fees, expenses or taxes” as a parenthetical following each benchmark.

Response:   We have made the edits as requested.  Please see pages 8, 13, 18-19 and 23.

Comment 15:  You asked us to delete “Such compensation may vary depending upon the Fund sold, the amount invested, the share class purchased, the amount of time that shares are held and/or the services provided” from the sections entitled Compensation to Broker-Dealers and Other Financial Intermediaries.

Response:  We have made this edit as requested.  Please see pages 8, 14, 19 and 24.

Comment 16:  In the sections entitled More About Investment Strategies and Risks, you asked that we clarify that the strategies discussed in this section may be more relevant to certain Funds than others.

Response:  We have clarified this section as discussed.  Please see page 25.

Comment 17:  In the section entitled More About Investment Strategies and Risks, you asked us to clarify that the lending of portfolio securities is not a principal investment strategy of any Fund at this time.

Response:  We have made the clarification as requested.  Please see page 29.

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Please note that certain other changes have been made to this prospectus based upon our internal review process.  These changes are also highlighted in the marked copy attached.

If you have any questions or comments in connection with the foregoing, please contact Thomas Humbert at 973-394-4505.

Very truly yours,

/s/ Thomas C. Humbert

Thomas C. Humbert, Jr.
Assistant Secretary

cc:	Sander M. Bieber, Dechert, LLP
Erin Wagner, Dechert, LLP